UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35094

SED INTERNATIONAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

3505 Newpoint Place, Suite 450

Lawrenceville, Georgia 30043

(770) 243-1200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share,

and the associated Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 253

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SED International Holdings, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2014	SED INTERNATIONAL HOLDINGS, INC.

	By:	/s/ Hesham M. Gad
Hesham M. Gad
Chief Executive Officer and Executive Chairman